UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 November 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit 1
Trading Statement - 25 November 2004


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 25, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 25, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support



                                25th November 2004

                                  BARCLAYS PLC
                                 TRADING UPDATE

Barclays PLC ("Barclays") will host a conference call at 09.00 (GMT) today. A recording of the conference call will be posted on the Investor Relations website.

Key trends set out below, unless stated otherwise, relate to the nine months to 30th September 2004, and are compared to the corresponding nine months of 2003.

Group Performance Commentary

John Varley, Group Chief Executive, commented: "Barclays remains on track to deliver a very strong performance in 2004. As we continue to increase earnings, we continue to invest for the future."

Following the Interim results, the market consensus for full year profit before tax was revised upwards by 6%. We expect full year profit before tax to be in line with market consensus of GBP4,542m.

Individual Business Commentary

UK Banking is making good progress in the restructuring of the business to realise the goals it outlined at its recent seminar. UK Business Banking performed strongly, with good income growth and balance sheet momentum. UK Retail Banking performance remained flat. The benefit of good growth in customer deposits has been largely offset by pressures within the mortgage business.

Private Clients and International continued to perform strongly. Private Clients maintained very strong income growth, reflecting higher business activity supported by improved market conditions, new product launches, and good contributions from the Gerrard and Charles Schwab Europe businesses, both acquired in 2003. Cost growth remained high, largely attributable to the inclusion of Gerrard. The International businesses benefited from strong balance sheet growth in Spain, Italy and Africa. The integration of Banco Zaragozano is ahead of plan.

Barclaycard performance was solid. Good growth in average extended credit balances in cards and a strong rise in UK average loan balances helped mitigate the continued pressure on margins from successive interest rate rises and the impact of promotional offers. Cost growth was consistent with the first half and resulted from higher marketing spend, stronger business volumes, and continued investment in the international business. Provisions growth was lower than the growth in assets.

Barclays Capital performed strongly. Income growth was very strong. Average DVaR during the third quarter was lower than in the first half of the year. Investment in the business continued at pace in the third quarter. Provisions for the nine months showed a marked decline, reflecting the improvement in the wholesale credit environment.

Barclays Global Investors performed very strongly through a combination of sustained net new asset inflows, a favourable mix of new business, further strong growth in exchange traded funds (Global iShares), and improved market conditions.

Group Income

Income growth was strong, with good contributions from all income lines. Income in the third quarter was higher than the very strong third quarter of 2003.

Balance sheet growth since 30th June 2004 has been good. Group net interest margin remained stable relative to the first half of 2004.

Group Costs

As planned, the rate of cost growth remained ahead of the rate of income growth, in line with the experience of the first half. The majority of the increase was attributable to higher volumes, acquisitions, investment spend and higher regulatory programme costs.

Risk Management

Asset quality remained strong across the portfolio. The provisions charge fell against the corresponding period, maintaining the trend of the first half. Arrears performance and early warning risk indicators remained stable as against 30th June 2004.

Capital Management

The Group's capital position remained strong.

In the nine months to 30th September 2004, Barclays repurchased GBP694m of shares for cancellation (140 million shares, equating to 2.1% of the opening issued share capital) at a weighted average price of 502p per share.

Other Information

The tax rate for the full year is expected to be in line with the half year experience.

The purchase of a 50% stake in Intelenet Global Services Limited was completed on 21st October.

US regulatory approval was obtained on 9th November for the acquisition of Juniper Financial Corporation. Completion is expected shortly.

Good progress has been made in the discussions with ABSA, its key shareholders and regulatory authorities in South Africa regarding a possible recommended partial offer for a majority stake.

Briefings on International Financial Reporting Standards (IFRS) will be held on 7th and 13th December 2004.

Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (GMT) on 25th November 2004. The telephone number for UK callers is 0845 301 4020 (1 800 897 3150 for US callers; +44 20 7663 4861 for all other locations), with the access code 'Barclays Q3 Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.co.uk.



Results timetable
2004 Preliminary Results Announcement       10th February 2005
Ex Dividend Date                            23rd February 2005
Dividend Record Date                        25th February 2005
2005 Annual General Meeting                 28th April 2005
Dividend Payment Date                       29th April 2005
2005 Interim Trading Update Announcement    26th May 2005
2005 Interim Results Announcement           5th August 2005



For further information please contact:

Investor Relations                          Media Relations
James S Johnson/Cathy Turner                Chris Tucker/Leigh Bruce
+44 (0) 20 7699 4525/3638                   +44 (0) 20 7699 3161/2658




This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including but not limited to UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. A more detailed list of these factors is contained on pages pp110-111 of Barclays PLC Annual Report 2003 that is available on the Internet at www.investorrelations.barclays.co.uk/ivr/2004_report. Any forward looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it files with the US Securities and Exchange Commission, including its most recent Annual Report on Form 20-F